Exhibit (a)(7)

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

January 19, 2006

Dear Stockholders:

I am pleased to inform you that Fox & Hound Restaurant Group (the “Company”) entered into an Amended and Restated Agreement and Plan of Merger, dated as of January 17, 2006 (the “Amended Merger Agreement”), with Fox Acquisition Company (“FAC”), F&H Finance Corp (“Offeror”) and Levine Leichtman Capital Partners III, L.P. (“LLCP”), pursuant to which Offeror has increased its offer to purchase (the “Offer”) all of the outstanding shares of the Company’s common stock from $15.50 to $16.00 per share, net to the seller in cash.

There are several conditions to the completion of the Offer, including that at least a majority of shares of our common stock, on a fully diluted basis, be tendered and not withdrawn prior to the expiration of the Offer. There are also other customary conditions to the Offer that must be satisfied.

If the Offer is completed and certain other customary conditions are satisfied, Offeror anticipates that Offeror will be merged with and into the Company (the “Merger”), and any shares of our common stock not purchased in the Offer will be converted into the right to receive an amount in cash equal to $16.00 per share.

Based upon the unanimous recommendation of the Special Committee of the Company’s Board of Directors and the advice of the Company’s outside legal counsel and independent financial advisor, the Company’s Board of Directors unanimously (1) determined that the Amended Merger Agreement and the transactions contemplated by the Amended Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and our stockholders, (2) authorized and approved the Amended Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Amended Merger Agreement, (3) recommended that our stockholders accept the Offer and tender their shares to Offeror pursuant to the Offer and (4) recommended that, if necessary, our stockholders adopt the Amended Merger Agreement and approve the Merger.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including the material factors set forth in our Solicitation/Recommendation Statement on Schedule 14D-9, as amended by Amendment No. 1 to the Schedule 14D-9. As noted in the Schedule 14D-9, North Point Advisors, LLC (“North Point”), the Company’s financial advisor, delivered a written opinion to the Board of Directors stating that the consideration to be received by our stockholders in the Offer and the Merger is fair, from a financial point of view, to our stockholders. A copy of North Point’s written opinion, describing the assumptions made, matters considered and review undertaken is attached to our Schedule 14D-9 as Annex IV.

Accompanying our Schedule 14D-9 are (1) Offeror’s supplement to the offer to purchase, dated January 19, 2006, (2) a letter of transmittal for use in tendering your shares of our common stock and (3) other related documents. These documents set forth the terms and conditions of the Offer. We urge you to read the enclosed information and consider it carefully before deciding whether to tender your shares of common stock.

The Board of Directors and the management and employees of the Company thank you for your continued support.

Sincerely,

Steven M. Johnson

Chief Executive Officer

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